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Exhibit

Exhibit            Description

99.1	Announcement on 2017/01/02: Announced resignation of the Company’s independent director

99.2	Announcement on 2017/01/02: Announced resignation of the Company’s Audit Committee member and convener

99.3	Announcement on 2017/01/02: Announced resignation of the Company’s Remuneration Committee member and convener

Exhibit 99.1

Announced resignation of the Company’s independent director

1.Date of occurrence of the change:2017/01/01
2.Appointment of or changed personnel (juristic-person director, juristic-person supervisor, independent director, natural-person director or natural-person supervisor):independent director
3.Title, name and resume of the replaced personnel:
Chun-Yen Chang, independent director of UMC
4.Title, name and resume of the new personnel: NA
5.Type of the change (please enter: “resignation”, “discharge”, “tenure expired”, “death” or “new appointment” ):resignation
6.Reason for the change: Personal reasons
7.Number of shares held by the new personnel at the time of appointment: NA
8.Original term (from        to       ):from 2015/06/09 to 2018/06/08
9.Effective date of the new appointment: NA
10.Rate of turnover of directors of the same term:1/9
11.Rate of turnover of supervisor of the same term: NA
12.Rate of turnover of independent director of the same term:1/4
13.Change in one-third or more of directors (“Yes” or “No”):No
14.Any other matters that need to be specified: The effective date is 2017/01/01.

Exhibit 99.2

Announced resignation of the Company’s Audit Committee member and convener

1.Date of occurrence of the change:2017/01/01
2.Name of the functional committees: Audit Committee
3.Name and resume of the replaced member:
Chun-Yen Chang, Audit Committee member and convener of UMC
4.Name and resume of the new member: NA
5.Type of the change (please enter: “resignation”, “discharge”,
“tenure expired” , “death” or “new appointment”):resignation
6.Reason of the change: Personal reasons
7.Original term (from        to       ):from 2015/06/09 to 2018/06/08
8.Effective date of the new member: NA
9.Any other matters that need to be specified: The effective date is 2017/01/01.

Exhibit 99.3

Announced resignation of the Company’s Remuneration Committee member and convener
1.Date of occurrence of the change:2017/01/01
2.Name of the functional committees: Remuneration Committee
3.Name and resume of the replaced member:
Chun-Yen Chang, Remuneration Committee member and convener of UMC
4.Name and resume of the new member: NA
5.Type of the change (please enter: “resignation”, “discharge”,
“tenure expired” , “death” or “new appointment”):resignation
6.Reason of the change: Personal reasons
7.Original term (from        to       ):from 2015/06/17 to 2018/06/08
8.Effective date of the new member: NA
9.Any other matters that need to be specified: The effective date is 2017/01/01.